Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2014

NEW YORK, (MARKETWIRE) – November 26, 2014 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2014.

Major Events:

•	Commencement of project in Zhoukou City, Henan Province of the PRC

During the period, the Group has commenced a new project in Zhoukou City (the “Zhoukou Project”) which is focused on agricultural logistics as well as urban rural migration re-development businesses. The planned site area of the Zhoukou Project is approximately 5.5 million square meters with corresponding maximum gross floor area of approximately 10 million square meters. The Group already entered into auctions and has acquired 414,192 square meters of land. The first phase of construction with total gross floor area of approximately 392,000 square meters has commenced. The official pre-sale is expected to commence on November 29, 2014.

•	Acquisition of a hotel operation in Tieling City, Liaoning Province of the PRC

During the period, the Group has acquired a hotel operation (the “Hotel”) located at our Tieling Project at a consideration of RMB15,000,000 (approximately HK$18,860,000). The acquisition gave rise to goodwill of approximately HK$919,000. The Hotel has 168 rooms with a gross floor area of approximately 28,692 square meters. The Hotel is currently closed for minor renovations and repositioning and will be re-opened in 2015.

•	Set up of a joint venture company

During the period, the Group has set up a company which is inactive and pending for capital injection from the Company. As at September 30, 2014, the Group has a capital commitment of RMB11,608,000 (approximately HK$14,638,000) toward this company.

Financial Highlights:

The Group has two reportable operating segments, agricultural logistics business and rural-urban migration and city re-development business. Our agricultural logistics business is comprised of (1) development, sales and leasing properties of integrated agricultural logistics and trade centers and supporting facilities and (2) property management which engages in the management of developed properties within the logistics platforms. Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of residential, commercial and other auxiliary properties in new city center districts.

Agricultural Logistics Business

•	Net revenue generated by the Group decreased from HK$152,471,000 for the six months ended September 30, 2013 to HK$43,405,000 for the six months ended September 30, 2014, representing a year-over-year decrease of 71.5%. The decrease was primarily due to lack of newly completed properties held for sale as they are still under construction during the current period.

•	Sales of gross floor area decreased from 24,391 square meters for the six months ended September 30, 2013 to 10,025 square meters for the six months ended September 30, 2014, representing a year-over-year decrease of 58.9%.

•	Gross profit percentage increased from 35.2% for the six months ended September 30, 2013 to 41.3% for the six months ended September 30, 2014.

•	Other income and losses, net were a loss of approximately HK$5,680,000 for the six months ended September 30, 2013. Other income and gains, net were approximately HK$81,526,000 for the six months ended September 30, 2014. Included in other income and gains/(losses), net, was a government subsidy of HK$9,744,000 (2013: HK$11,657,000) for the six months ended September 30, 2014, representing a year-over-year decrease of 16.4%, a gain of HK$71,660,000 (2013: a loss of HK$12,623,000) arising from fair value changes of derivative components of convertible bonds and warrants. Selling expenses decreased from HK$13,686,000 for the six months ended September 30, 2013 to HK$12,792,000 for the six months ended September 30, 2014, representing a year-over-year decrease of 6.5%.

•	Administrative expenses increased from HK$49,211,000 for the six months ended September 30, 2013 to HK$53,442,000 for the six months ended September 30, 2014, representing a year-over-year increase of 8.6%.

•	Finance income decreased from HK$19,943,000 for the six months ended September 30, 2013 to HK$7,198,000 for the six months ended September 30, 2014, representing a year-over-year decrease of 63.9%. Included in finance income was an interest income on other receivables of HK$6,601,000 (2013: HK$19,491,000) for the six months ended September 30, 2014, representing a year-over-year decrease of 66.1%.

•	Income tax expenses increased from HK$20,099,000 for the six months ended September 30, 2013 to HK$22,738,000 for the six months ended September 30, 2014, representing a year-over-year increase of 13.1%. The effective tax rate decrease from 480.3% for the six months ended September 30, 2013 to 71.0% for the six months ended September 30, 2014. The income tax expenses for the six months ended September 30, 2014 included an additional PRC land appreciation tax of approximately HK$28,314,000 arising from our project in Dezhou City. The additional provision arose from the land appreciation tax clearance procedures conducted by the local tax bureau during the six months ended September 30, 2014. During this process, the local tax bureau took a different interpretation of the taxability and deductibility of certain items differently from that previously adopted by the Group, thus giving rise to this additional tax. As the interpretation of the taxability and deductibility of these items are highly subjective, the additional tax could only be confirmed upon completion of the tax clearance procedures.

•	Net loss attributable to the equity holders of the Company was HK$20,584,000 for the six months ended September 30, 2013. Net profit attributable to equity holders of the Company was HK$13,477,000 for the six months ended September 30, 2014.

Rural-Urban Migration and City Re-Development Business

There were no results generated from this segment during the current and prior period.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—	Investor Relations Department
Phone: (852) 2111 3815	E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2014 US$’000 (Unaudited)		2014 HK$’000 (Unaudited)		2013 HK$’000 (Unaudited)
	(Note 2)

Revenue		5,565		43,405		152,471
Cost of sales		(3,265)		(25,467)		(98,802)

Gross profit		2,300		17,938		53,669

Other income, net		1,302		10,157		12,072
Other gains/(losses), net		9,150		71,369		(17,752)
Selling expenses		(1,640)		(12,792)		(13,686)
Administrative expenses		(6,852)		(53,442)		(49,211)

Operating profit/(loss)		4,260		33,230		(14,908)

Finance income		923		7,198		19,943
Finance costs		(323)		(2,519)		—

Finance income –net		600		4,679		19,943
Share of losses of an associate		(752)		(5,865)		(850)

Profit before income tax		4,108		32,044		4,185

Income tax expenses		(2,915)		(22,738)		(20,099)

Profit/(loss) for the period		1,193		9,306		(15,914)

Attributable to:
Equity holders of the Company		1,728		13,477		(20,584)
Non-controlling interests		(535)		(4,171)		4,670

		1,193		9,306		(15,914)

Profit/(loss) per share attributable to equity holders of the Company during the period

Basic profit/(loss) per share	US$	0.02	HK$	0.18	HK$	(0.28)

Diluted loss per share	US$	(0.04)	HK$	(0.33)	HK$	(0.28)

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2014 US$’000 (Unaudited)	2014 HK$’000 (Unaudited)	2013 HK$’000 (Unaudited)
	(Note 2)

Profit/(loss) for the period	1,193	9,306	(15,914)
Other comprehensive income, net of tax:
Items that may be reclassified to income statement
Exchange difference on translation of foreign operations	569	4,440	35,187

Total comprehensive income for the period	1,762	13,746	19,273

Total comprehensive (loss)/income for the period attributable to:
Equity holders of the Company	2,274	17,737	12,875
Non-controlling interests	(512)	(3,991)	6,398

	1,762	13,746	19,273

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		March 31,
	2014 US$’000 (Unaudited)	2014 HK$’000 (Unaudited)	2014 HK$’000 (Unaudited)
	(Note 2)

Non-current assets
Investment properties	78,233	610,214	608,909
Property, plant and equipment	34,244	267,104	103,467
Land use rights	16,237	126,645	77,560
Goodwill	118	919	—
Deposit for investment properties	1,617	12,610	12,583
Deposit for acquisition of land use rights	16,426	128,121	127,847
Interest in an associate	2,396	18,692	24,522
Restricted and pledged bank deposits	1,778	13,871	13,842
Deferred income tax assets	1,771	13,818	1,210

	152,820	1,191,994	969,940

Current assets
Completed properties held for sale	48,193	375,904	396,136
Properties under development	309,598	2,414,868	1,631,992
Land use rights	23,422	182,689	184,809
Deposit for acquisition of land use rights	61,329	478,370	664,493
Trade and other receivables	34,012	265,295	313,388
Restricted and pledged bank deposits	3,418	26,659	36,844
Cash and cash equivalents	17,104	133,409	146,192

	497,076	3,877,194	3,373,854

Current liabilities
Trade payables, other payables and accruals	131,756	1,027,698	587,519
Receipt in advance	14,237	111,044	28,160
Current income tax liabilities	40,395	315,081	325,351
Derivative financial liabilities	30,847	240,608	312,267
Bank and other borrowings	64,945	506,570	720,843
Convertible bonds	49,786	388,330	—

	331,966	2,589,331	1,974,140

Net current assets	165,110	1,287,863	1,399,714

Total assets less current liabilities	317,930	2,479,857	2,369,654

Non-current liabilities
Deferred income tax liabilities	11,476	89,514	89,323
Bank and other borrowings	97,488	760,403	386,309
Loans from a shareholder	8,333	65,000	—
Convertible bonds	21,707	169,318	512,146
Loan from a non-controlling interest of a subsidiary	7,539	58,800	58,800

	146,543	1,143,035	1,046,578

Net assets	171,387	1,336,822	1,323,076

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		March 31,
	2014 US$’000 (Unaudited)	2014 HK$’000 (Unaudited)	2014 HK$’000 (Unaudited)
	(Note 2)

Equity
Equity attributable to equity holders of the Company
Share capital	73	573	573
Reserves	167,637	1,307,572	1,289,835

	167,710	1,308,145	1,290,408
Non-controlling interests	3,677	28,677	32,668

Total equity	171,387	1,336,822	1,323,076

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2014 US$’000 (Unaudited)	2014 HK$’000 (Unaudited)	2013 HK$’000 (Unaudited)
	(Note 2)

Net cash used in operating activities	(12,180)	(95,004)	(434,395)

Net cash used in investing activities	(9,469)	(73,857)	(1,853)

Net cash generated from financing activities	19,958	155,675	302,663

Net decrease in cash and cash equivalents	(1,691)	(13,186)	(133,585)

Cash and cash equivalents at beginning of the period	18,743	146,192	364,539
Effect of foreign exchange rate changes	52	403	4,846

Cash and cash equivalents at end of the period	17,104	133,409	235,800

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessarily indicative of results of any other interim period or for the full fiscal year. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2014.

2.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.0, representing the rate on September 30, 2014 for U.S. dollar in New York for cable transfers in Hong Kong dollars as certified for custom purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.